



Visionary Management Association, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: July 15, 2025

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Visionary Management Association, LLC

Founded: January 14, 2021

Address: 500 Irving St NW
Washington, DC 20010

Industry: Supermarkets and Other Grocery Stores

Employees: 8

Website: https://auroramarket.biz/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- equipment, packaging, staffing, and expansion of delivery services

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,743 Followers





Business Metrics:

	FY23	FY24	YTD 3/31/2025
Total Assets	$87,828	$172,223	$95,452
Cash & Cash Equivalents	$571	$87,834	$16,735
Accounts Receivable	$0	$0	$0
Short-term Debt	$322	$0	$5,482
Long-term Debt	$20,202	$0	$9,336
Revenue	$256,849	$281,128	$69,500
Cost of Goods Sold	$176,120	$83,330	$23,397
Taxes	$0	$0	$0
Net Income	$69,926	$88,463	$14,819

Recognition:

Visionary Management Association, LLC (DBA Aurora Market) was built to raise the standard of the local corner store: premium groceries, hand-selected beverages, local products, and soon, hot meals served daily. We serve everyone from early risers grabbing breakfast to families picking up dinner on their way home. Every detail is intentional—from the music playing to the layout of the shelves—designed to make people feel seen, valued, and welcomed.

About:

Visionary Management Association, LLC (DBA Aurora Market) is the Modern Day Mom & Pop Shop. They are blending the charm of a local corner store with the quality of a gourmet boutique. Their mission is to nourish the community with quality, convenience, and culture while creating a space to connect, shop, and dine.

For more information, contact our Customer Support Team at support@thesmbx.com

